Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces the Promotion of Dr. Eric Jensen, a Property Acquisition,
and Provides a Corporate Update

Vancouver, British Columbia, August 3, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased announce the promotion of Dr. Eric Jensen from Chief Geologist to Global Generative Exploration Team Leader. This advancement recognizes the important contributions that Dr. Jensen has made to EMX over the last six months. In this new position, Eric will be responsible for managing EMX’s current business unit programs in Haiti, Turkey, Kyrgyzstan, Australia-Pacific, and North America. He will also be responsible for overseeing the world-wide assessment of new prospect generation business opportunities for the Company. Eric was a co-founder of Bronco Creek Exploration, which was acquired by EMX earlier this year, and is best known for his work on alkaline gold systems. Dr. Jensen has been an invited speaker at many conferences and symposiums, and continues to teach short courses on mineral exploration.

EMX also announces that it has signed an option and joint venture Term Sheet (the “Agreement”) with a private company for an Australian gold property. Under the terms of the Agreement, EMX has agreed to make an initial, one-time cash payment of AUS $50,000 and an advanced minimum royalty payment of AUS $70,000 in EMX stock to be issued upon the approval of the transaction by the TSX Venture Exchange. EMX has an exclusive right to earn up to a 100% interest in the property by making a series of additional advanced minimum royalty payments in both cash and shares of EMX stock, and satisfying work requirements over a period of five years. Once a 100% ownership is vested by EMX, the private company’s interest will revert to a 2% NSR royalty. EMX has the right to buy-out 1.5% of the NSR royalty.

In other EMX news, the Company intends to pay discretionary bonuses through the issuance of 480,000 shares in aggregate, to two officers and a director of the Company. The purpose of the bonuses is to reward these individuals for the Company’s successes to date (most of which directly result from their significant efforts) and to provide them with a long term incentive to remain with the Company. It is proposed that the majority of the shares will be issued in arrears over three years. The TSX Venture Exchange has conditionally approved the bonus share issuances subject to approval by disinterested shareholders. That approval is being sought at the annual general meeting of the Company on August 24, 2010.

EMX is exploring and investing in a quality mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement:

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com